November 4, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure filed in an Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Navios South American Logistics Inc. has made disclosure pursuant to such provisions in its Amendment No. 2 on Form 20-F/A to its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on November 4, 2013.

Very Truly Yours,

Navios South American Logistics Inc.

/s/ Claudio Pablo Lopez
By: Claudio Pablo Lopez Its: Chief Executive Officer